

May 6, 2021

Kevin J. Mitchell
Chief Financial Officer
Phillips 66
2331 CityWest Boulevard
Houston, TX 77042

      Re: Phillips 66
          Form 10-K for the Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-35349

Dear Mr. Mitchell:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

10-K for the Year Ended December 31, 2020

Results of Operations
Segment Results, page 41

1.   Your disclosure on page 28 indicates that you are exposed to the volatility in the market price of Renewable Identification Number or ("RIN") and you cannot predict the future prices of RINs. Please tell us, and disclose to the extent material, the amounts of expenses associated with the purchase of RINs and Renewable Fuel Standard related obligations for the periods presented and explain the fluctuations between periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page 70

2.   We note you disclose and discuss realized refining margins and realized marketing fuel margins as non-GAAP financial measures and that you reconcile these non-GAAP financial measures to income (loss) before income taxes. Please tell us why you have

reconciled to income (loss) before income taxes as opposed to a fully burdened gross profit, which appears to represent the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation